

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

September 20, 2018

<u>Via E-mail</u>
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

>   **Re: CaliberCos Inc.
>   Draft Offering Statement on Form 1-A
>   Submitted August 24, 2018
>   CIK No. 0001627282**

Dear Mr. Loeffler:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

- the specific exemption that you and each of your subsidiaries intend to rely on; and

- how your and each of your subsidiaries' investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

2.   Please provide us with a supplemental detailed analysis as to why you believe you are not required to register as an investment adviser under the Investment Advisers Act of 1940. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Cover page

3.   Please revise the cover page to identify the disclosure format you are following. Please refer to Part II(a)(1)(ii) of Form 1-A.

Risk Factors, page 7

4.   Please add risk factor disclosure regarding the exclusive forum provision disclosed in Article VII, section 4 of your bylaws. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law. Please also state whether you intend the exclusive forum provision to apply to claims under the federal securities laws.

5.   Please add risk factor disclosure to disclose, if true, that there is no limit on the amount of leverage you may incur.

6.   We note that your officers and directors will exercise control over the company. Please add risk factor disclosure that your officers and directors will have the ability to make decisions regarding (i) making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to itself, (ii) employment decisions, including compensation arrangements; and (iii) whether to enter into material transactions with related parties.

7.   Please add risk factor disclosure regarding conflicts of interest between you and any related parties.

Use of Proceeds, page 21

8.   Please revise to reflect the no minimum nature of the offering. Describe more specifically what "key initiatives" may be delayed or cancelled in the event you raise less than the maximum amount offered. In addition, describe the material terms of indebtedness you intend to repay with proceeds of the offering. See Instructions 3 and 6 to Item 6 of Form 1-A.

9.   Please explain the phrase "to-be target redevelopment."

Business, page 23

Fund Management, page 24

10. We note you may receive 20%-35% of the cash distributions. Please reconcile this with
     your disclosure on page 52, which indicates you may receive 35% to 25%. Additionally,
     please clarify how the amount that you are entitled to receive from each fund is
     determined. In this regard, it is not clear what amount the funds owe as priority preferred
     returns and preferred capital contributions.

Our Fund Portfolio, page 25

11. We note your disclosure regarding the funds that you are involved in. Please disclose
     your percentage of ownership of each fund, if material. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Diversified, page 43

12. Please expand your explanation of the revenue and expense adjustments made to arrive at
     Adjusted Net Income (Loss) for the Diversified segment, and disclose the reasons why
     management believes Adjusted Net Income (Loss) provides useful information to
     investors.

Key Operating and Financial Metrics, page 44

13. Please disclose the methodologies used to fair value your real property portfolio and the
     significant assumptions used. Please provide this information by asset class. In addition,
     please tell us the underlying factors that led to the significant market appreciation in the
     current year.

Security Ownership of Management and Certain Stockholders, page 51

14. Please confirm that your table includes ownership of Common Stock and Series A
     Preferred Stock. In addition, ensure the table includes equity securities each beneficial
     owner has the right to acquire and include a footnote describing the circumstances upon
     which such securities may be acquired. See Item 12 of Form 1-A.

Interest of Management and Others in Certain Transactions, page 52

15. Please revise the first paragraph on page 52 to disclose the amount of common and
     preferred stock issued.

16.   Please include the names of the related parties that have an interest in each of the transactions. For example, identify the member of executive management that entered into a promissory note with the Company in February 2015. See Item 13 of Form 1-A.

17.   To the extent the transactions described under the "Other" heading meet the threshold for disclosure under Item 13, please revise to provide the specific disclosure required.

Consolidated Statements of Operations, page F-4

18.   To the extent that you present a subtotal for the difference between total revenues and total (operating) expenses on your consolidated statements of operations, please use a caption other than Net Operating Income (Loss), as this label implies a non-GAAP measure.

Note 2 – Summary of Significant Accounting Policies

Real Estate Sales, page F-15

19.   Please provide us with an analysis of why you believe the proceeds from all real estate sales qualify as revenue, citing relevant accounting literature.

Note 12 – Redeemable Preferred Stock

Series A Preferred Stock, page F-43

20.   Given the mandatory redemption provisions disclosed on page F-43, please tell us why the Series A Preferred Stock has not been classified as a liability. Cite relevant accounting literature in your response.

Note 15 – Segment Reporting, page F-45

21.   Please include the reconciliations required by ASC 280-10-50-30 for the segment data provided on pages F-47 and F-48.

You may contact Kristi Marrone at (202)551-3429 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Thomas Poletti, Esq. (*via e-mail*)